EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the consolidated financial statements of Prosper Funding LLC and its subsidiary and the consolidated financial statements of Prosper Marketplace, Inc. and its subsidiaries dated April 5, 2015 (which reports express an unqualified opinion on the financial statements and include an explanatory paragraph referring to the restatement of consolidated 2013 financial statements to correct certain misstatements) appearing in the Annual Report on Form 10-K of Prosper Funding LLC and its subsidiary and Prosper Marketplace, Inc. and its subsidiaries for the year ended December 31, 2014.

DELOITTE & TOUCHE LLP

San Francisco, California
April 19, 2015